Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

June 4, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

James O’Connor

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. - Registration Statement on
Form N-2 (File No. 333-217217)
Post-Effective Amendment No. 1

Dear Mr. O’Connor:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the requests for certain undertakings by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which were communicated to the Company via telephone on May 17, 2018 with respect to the Company’s registration statement on Form N-2 (File No. 333-217217) last filed with the SEC on April 4, 2018 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in Post-Effective Amendment No. 2 to the Registration Statement filed herewith.

LEGAL COMMENTS:

1.	On the Fees and Expenses table, including the footnote 7, please include the amount of the incentive fees without giving effect to the waiver, which ends on December 31, 2018. As the Company has done on other items, please use the incentive fee accrued in the 2017 calendar/fiscal year.

Response: The Company has revised the disclosure accordingly.

2.	In footnote 8 to the Fees and Expenses table, please inform the Staff on a supplemental basis how the Company calculated the 4.68% interest expense figure.

Response: The Company advises the Staff that the 4.68% interest expense figure was calculated as follows:

Borrowing expenses include:

•	Interest expense (borrowings outstanding multiplied by the weighted average interest rate at 12/31/17);

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U.S. Securities and Exchange Commission June 4, 2018 Page 2

•	Fees (unfunded commitments outstanding multiplied by the applicable unused fee at 12/31/17); and

•	Amortization of deferred financing costs (amount incurred for the year ending December 31, 2017, excluding one-time borrowing costs of $0.2 million).

The borrowing expenses as a percentage of NAV is determined by taking the sum of these expenses of $16.1 million and dividing it by the $343.3 million 12/31/17 NAV attributable to the Company.

3.	On the examples following the Fees and Expenses table, please confirm that the examples do not take into account the adviser’s temporary fee waiver.

Response: The first example excludes the incentive fee. The second example assumes an incentive fee on capital gains and does not include the impact of the temporary waiver.

4.	In the Selected Consolidated Financial Data table, please disclose the Company’s “total return based on net asset value” and “total return based on market value.” Please also disclose by footnote how the Company calculates these two numbers and that, while they reflect Company’s expenses, they do not reflect any sales load that may be paid by investors. See Instruction 13 and 14 to Item 4.1 of Form N-2.

Response: The Company has revised the disclosure accordingly.

5.	Please disclose whether the Company consults with independent valuation firms in valuing all of its securities classified as “Level 3.” If not, why not? If so, please disclose how frequently and in what circumstances the Company consults with an independent valuation firm about its Level 3 assets.

Response: The Company has updated the disclosure to clarify that, to the extent determined by the board of directors, the Company typically uses independent valuation firms on a quarterly basis to conduct independent appraisals of all “Level 3” investments, unless the amounts are immaterial or have closed near quarter-end.

6.	The Staff notes that the newly-passed Small Business Credit Availability Act, which was included in the Consolidated Appropriations Act of 2018, requires that upon either board or shareholder approval of an increase in a BDC’s leverage beyond the prior-law 200% coverage limit a Form 8-K must be filed within five business days. The Staff requests that the staff be given sufficient time to review the 8-K before it is distributed in the case of board approval of the increase.

Response: The Company does not have any current intention to take steps to increase its assets coverage ratio beyond the 200% limitation; however, in the event that the Company’s Board approves an increase to the Company’s asset coverage ratio before the Registration Statement becomes effective, the Company will provide the Staff with a draft of the Form 8-K before it is filed.

7.	Please inform the Staff whether the Company has any current intention to take steps to increase its assets coverage ratio beyond the 200% limitation, assuming the Company can amend the terms of its revolver.

Response: The Company confirms that it does not have any current intention to take steps to increase its assets coverage ratio beyond the 200% limitation, and that if the Company were to take such steps, it would need to amend the terms of its revolver in order to take advantage of the increased asset coverage ratio.

U.S. Securities and Exchange Commission June 4, 2018 Page 3

8.	Please update the risk factor entitled “The impact on us of the recent financial reform legislation, including the Dodd-Frank Act, is uncertain.”

Response: The Company has revised the disclosure to include updated information regarding the Senate Regulatory Relief Bill.

9.	Please disclose whether the Company intends to seek shareholder approval to issue shares below the Company’s then-current net asset value at the Company’s 2018 Annual Meeting of Shareholders.

Response: The Company has revised the disclosure to reflect that the Company will seek shareholder approval at the 2018 Annual Meeting of Shareholders to offer shares below then-current net asset value.

10.	In the risk factor entitled “The net asset value per share of our common stock may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convertible into shares of our common stock,” please revise the example to better illustrate voting dilution as a result of not participating in the offering.

Response: Consistent with the Company’s disclosure in its proxy statement, the Company has revised the disclosure to refer to the examples, explanations, and illustrations of voting dilution included under the heading “Sale of Common Stock Below Net Asset Value.”

11.	Please disclose whether the Company has any current intention to issue preferred shares within the current fiscal year.

Response: The Company has revised the disclosure to reflect that the Company does not currently intend to issue preferred shares within the 2018 fiscal year.

12.	In footnote 2 to “Price Range of Common Stock and Distributions,” please add “minus 1”to the end of the footnote to aid in investor understanding.

Response: The Company has revised the disclosure accordingly.

13.	In the section entitled “Distributions” (pages 48-49), please disclose the reasons why the Company may choose to retain capital gains despite having to pay a federal excise tax.

Response: The Company has revised the disclosure accordingly. The Company does not currently have accumulated, undistributed net capital gains. However, if the Company did have net capital gains, it would take into account its liquidity, leverage and current investment opportunities to determine whether the proceeds from capital gains would be more accretive to shareholders in the long-term in the form of a distribution, growing the investment portfolio or reducing its borrowings outstanding.

14.	In the section entitled “Distributions” (page 49), please disclose, by means of a separate column, the percentage of each distribution that was a return of investors’ paid-in capital.

Response: The Company has revised the disclosure accordingly.

U.S. Securities and Exchange Commission June 4, 2018 Page 4

15.	Please clarify the tax treatment of a distribution of paid-in capital. Please also state that a distribution in excess of earnings and profits is a return of an investor’s own invested capital reduced by the Company’s fees and expenses.

Response: The Company has revised the disclosure accordingly.

16.	Regarding the Administration Agreement, please disclose that the Company’s board of directors reviews and considers the methodology for allocating expenses, the reasonableness of reimbursements compared to the costs of third-party service providers, whether comparable services could be provided by a third party service provider, and the total amount paid for the services provided under the Administration Agreement.

Response: The Company has added the following disclosure:

“With respect to the administrative agreement, our board of directors reviews the methodology employed in determining how the expenses are allocated to us. Our board of directors assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services. Finally, our board of directors compares the total amount paid to our Advisor for such services as a percentage of our assets to the same ratio as reported by other comparable BDCs.”

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Adam Park at (202) 383-0937.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus